                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                    FORM 11-K




[X]       ANNUAL REPORT PURSUANT TO Section 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934
          For the fiscal year ended December 31, 1996

                         or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from __________to__________.

          Commission File Number 1-12266


          A.   Full title of the Plan and address of the Plan, if different from
               that of the issuer named below:   NA
                                                ----

          B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                    Paul Revere Savings Plan
                    18 Chestnut Street
                    Worcester, Massachusetts  01608

                              REQUIRED INFORMATION


          FINANCIAL STATEMENTS AND EXHIBITS

          The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

          Report of Independent Auditors
          Statement of Net Assets Available for Benefits, with Fund Information,
            December 31, 1996 and 1995
          Statement of Changes in Net Assets Available for Benefits, with Fund
            Information, for the Years Ended December 31, 1996 and 1995
          Notes to Financial Statements
          Schedule  I - Assets Held for Investment, December 31, 1996
          Schedule II - Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Year


                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee appointed by the Board of Directors of The Paul Revere Corporation to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.


                                        PAUL REVERE SAVINGS PLAN



                                        By:
                                            -----------------------------------
                                                  Glenn P. Felton
                                                  Attorney-in-fact


                                        Date:      June 24, 1997
                                             ----------------------------------

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                            PAUL REVERE SAVINGS PLAN

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                       WITH REPORT OF INDEPENDENT AUDITORS

                            PAUL REVERE SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . . . . . . . . . .1

AUDITED FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits,
     with Fund Information, December 31, 1996. . . . . . . . . . . . . . . . .2
Statement of Net Assets Available for Benefits,
     with Fund Information, December 31, 1995. . . . . . . . . . . . . . . . .3
Statement of Changes in Net Assets Available for Benefits,
     with Fund Information, For the Year Ended December 31, 1996 . . . . . . .4
Statement of Changes in Net Assets Available for Benefits,
     with Fund Information, For the Year Ended December 31, 1995 . . . . . . .5
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .6

SUPPLEMENTAL SCHEDULES

Schedule  I - Assets Held for Investment, December 31, 1996. . . . . . . . . 13
Schedule II - Transactions or Series of Transactions in Excess of 5% of
     the Current Value of Plan Assets at the Beginning of the Year . . . . . 14

                         REPORT OF INDEPENDENT AUDITORS


The Benefits Committee
Paul Revere Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Paul Revere Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5% of the current value of plan assets at the beginning of the year, for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                                          Ernst & Young LLP
June 24, 1997

                            PAUL REVERE SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                              FUND A         FUND B         FUND C         FUND D          TOTAL
                                          -------------  -------------  -------------  -------------  -------------
Assets
Investments, at fair value:
  Paul Revere Common Stock                $  26,606,483  $           -  $           -  $           -  $  26,606,483
  Indexed Equity Fund                                 -      3,274,569              -              -      3,274,569
  Textron Common Stock                                -              -              -      3,633,338      3,633,338
  Short-term investments                         43,270              -              -          3,467         46,737
                                          -------------------------------------------------------------------------
                                             26,649,753      3,274,569              -      3,636,805     33,561,127
Guaranteed insurance contracts, at
  contract value                                      -              -      1,705,759              -      1,705,759
                                          -------------------------------------------------------------------------
Total investments                            26,649,753      3,274,569      1,705,759      3,636,805     35,266,886
                                          -------------------------------------------------------------------------

Receivables:
  Accrued investment income                         327              9          9,396         14,238         23,970
  Participants' contributions                         -         23,381              -              -         23,381
  Interfund balances                                  -         13,318              -         20,120         33,438
  Other                                           2,602             54            383             93          3,132
                                          -------------------------------------------------------------------------
Total receivables                                 2,929         36,762          9,779         34,451         83,921
                                          -------------------------------------------------------------------------
Total assets                                 26,652,682      3,311,331      1,715,538      3,671,256     35,350,807
                                          -------------------------------------------------------------------------

Liabilities
Payables:
  Investments purchased                               -              -          9,383              -          9,383
  Contributions                                 170,031              -         39,436         14,068        223,535
  Interfund balances                             30,507              -          2,931              -         33,438
  Accrued expenses                                8,105          2,922            819          1,267         13,113
  Other                                          36,584              -              -              -         36,584
                                          -------------------------------------------------------------------------
Total liabilities                               245,227          2,922         52,569         15,335        316,053
                                          -------------------------------------------------------------------------

Net assets available for plan benefits    $  26,407,455  $   3,308,409  $   1,662,969  $   3,655,921  $  35,034,754
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

                             See accompanying notes.

                            PAUL REVERE SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                              FUND A         FUND B         FUND C         FUND D          TOTAL
                                           ------------   ------------   ------------   ------------   ------------
Assets
Investments, at fair value:
  Paul Revere Common Stock                 $ 11,271,857   $          -   $          -   $          -   $ 11,271,857
  Indexed Equity Fund                                 -      1,814,559              -              -      1,814,559
  Textron Common Stock                                -              -              -      1,929,825      1,929,825
  Short-term investments                        125,500              -         10,889            497        136,886
                                           ------------------------------------------------------------------------
                                             11,397,357      1,814,559         10,889      1,930,322     15,153,127
Guaranteed insurance contracts, at
  contract value                                      -              -      1,122,524              -      1,122,524
                                           ------------------------------------------------------------------------
Total investments                            11,397,357      1,814,559      1,133,413      1,930,322     16,275,651
                                           ------------------------------------------------------------------------

Receivables:
  Accrued investment income                       6,030          2,865          7,100          9,173         25,168
  Participants' contributions                     2,794         41,973              -          9,403         54,170
  Interfund balances                                356          1,588          3,677              -          5,621
  Other                                           2,146              -              -              -          2,146
                                           ------------------------------------------------------------------------
Total receivables                                11,326         46,426         10,777         18,576         87,105
                                           ------------------------------------------------------------------------

Total assets                                 11,408,683      1,860,985      1,144,190      1,948,898     16,362,756
                                           ------------------------------------------------------------------------

Liabilities
Payables:
  Investments purchased                          91,635              -              -              -         91,635
  Contributions                                  75,544              -         39,021              -        114,565
  Interfund balances                                  -              -              -          5,621          5,621
  Accrued expenses                                7,169          1,953            807          1,833         11,762
                                           ------------------------------------------------------------------------
Total liabilities                               174,348          1,953         39,828          7,454        223,583
                                           ------------------------------------------------------------------------

Net assets available for plan benefits     $ 11,234,335   $  1,859,032   $  1,104,362   $  1,941,444   $ 16,139,173
                                           ------------------------------------------------------------------------
                                           ------------------------------------------------------------------------

                             See accompanying notes.

                            PAUL REVERE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                              FUND A         FUND B         FUND C         FUND D          TOTAL
                                           ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
Investment income:
  Net appreciation in fair
    value of investments                   $ 10,812,482   $    545,724   $          -   $    877,563   $ 12,235,769
  Interest                                        4,201            438         96,755          1,347        102,741
  Dividends                                     158,024              -              -         59,328        217,352
                                           ------------------------------------------------------------------------
                                             10,974,707        546,162         96,755        938,238     12,555,862
                                           ------------------------------------------------------------------------

Contributions:
  Participants                                3,239,837      1,047,274        670,356      1,088,474      6,045,941
  Employer                                    2,630,176              -              -            352      2,630,528
                                           ------------------------------------------------------------------------
                                              5,870,013      1,047,274        670,356      1,088,826      8,676,469
                                           ------------------------------------------------------------------------

    Total additions                          16,844,720      1,593,436        767,111      2,027,064     21,232,331
                                           ------------------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid to participants               1,573,806        225,568        193,597        302,083      2,295,054
  Administrative expenses                        28,554          5,122          2,175          5,845         41,696
                                           ------------------------------------------------------------------------
    Total deductions                          1,602,360        230,690        195,772        307,928      2,336,750
                                           ------------------------------------------------------------------------

Net increase prior to interfund transfers    15,242,360      1,362,746        571,339      1,719,136     18,895,581
Interfund transfers (net)                       (69,240)        86,631        (12,732)        (4,659)             -
                                           ------------------------------------------------------------------------
    Net increase                             15,173,120      1,449,377        558,607      1,714,477     18,895,581

Net assets available for benefits:
    Beginning of year                        11,234,335      1,859,032      1,104,362      1,941,444     16,139,173
                                           ------------------------------------------------------------------------

    End of year                            $ 26,407,455   $  3,308,409   $  1,662,969   $  3,655,921   $ 35,034,754
                                           ------------------------------------------------------------------------
                                           ------------------------------------------------------------------------

                             See accompanying notes.

                            PAUL REVERE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              FUND A         FUND B         FUND C         FUND D          TOTAL
                                           ------------   ------------   ------------   ------------   ------------
Additions to net assets attributed to:
Investment income:
  Net appreciation in fair value of
    investments                            $  2,350,244   $    361,238   $          -   $    309,802   $  3,021,284
  Interest                                       15,350            366         49,982          2,698         62,402
  Dividends                                      98,656              -              -         34,100        138,750
                                           ------------------------------------------------------------------------
                                              2,464,250        361,604         49,982        346,600      3,222,436
                                           ------------------------------------------------------------------------

Contributions:
  Participants                                3,294,160      1,036,016        714,919      1,125,578      6,170,673
  Employer                                    2,822,710              -              -              -      2,822,710
                                           ------------------------------------------------------------------------
                                              6,116,870      1,036,016        714,919      1,125,578      8,993,383
                                           ------------------------------------------------------------------------

    Total additions                           8,581,120      1,397,620        764,901      1,472,178     12,215,819
                                           ------------------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid to participants                 359,372         75,604         67,755         78,587        581,318
  Administrative expenses                        12,026          2,442          1,593          2,524         18,585
                                           ------------------------------------------------------------------------
    Total deductions                            371,398         78,046         69,348         81,111        599,903
                                           ------------------------------------------------------------------------

Net increase prior to interfund transfers     8,209,722      1,319,574        695,553      1,391,067     11,615,916
Interfund transfers (net)                       (20,417)          (716)        26,008         (4,875)             -
                                           ------------------------------------------------------------------------
    Net increase                              8,189,305      1,318,858        721,561      1,386,192     11,615,916

Net assets available for benefits:
    Beginning of year                         3,045,030        540,174        382,801        555,252      4,523,257
                                           ------------------------------------------------------------------------

    End of year                            $ 11,234,335   $  1,859,032   $  1,104,362   $  1,941,444   $ 16,139,173
                                           ------------------------------------------------------------------------
                                           ------------------------------------------------------------------------

                             See accompanying notes.

                            PAUL REVERE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

Paul Revere Savings Plan (the "Plan") is a qualified retirement plan in accordance with Internal Revenue Code Section 401(k). For a description of the Plan, refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of The Paul Revere Corporation ("Paul Revere").

INVESTMENT OPTIONS

The Plan is administered under the terms of a trust agreement, dated July 1, 1994, with Bankers Trust Company (the "Trustee"). Participation in the Plan is voluntary; however, 50% of employee contributions are required to be invested in Fund A. Paul Revere contributes fifty cents for every dollar contributed by Plan participants up to a maximum 5% of the participant's annual compensation. All Paul Revere contributions are required to be invested in Fund A.

FUND A is invested entirely in Paul Revere Common Stock that is either purchased by the Trustee or contributed by Paul Revere. The investment objective of Fund A is long-term growth of capital.

FUND B (the "Indexed Equity Fund") is invested in the Trustee's Indexed Equity Fund, which is a portfolio of common stocks constructed with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard & Poors Corporate Index of 500 stocks.

FUND C (the "Fixed Income Fund") may be invested in bonds, notes, debentures, insurance contracts, short-term securities, money market instruments and other fixed income instruments. The investment objective of Fund C is to preserve the principal amounts invested in the Fixed Income Fund and to provide a relatively stable rate of interest.

FUND D is invested solely in Textron Inc. ("Textron") common stock purchased by the Trustee regularly on the open market or acquired by other means, including the exercise of conversion rights and private purchases of shares, purchases of treasury shares or previously authorized but unissued shares from Textron. The investment objective of Fund D is long term capital growth.

The above mentioned funds are invested in their respective type of security except during an administrative period when, at the discretion of the Trustee, amounts may be invested in short-term securities (Bankers Trust Company BT Pyramid Account Cash Fund and BT Pyramid Discretionary Account Cash Fund) or held uninvested.

The approximate number of participants contributing to each fund in the Plan at December 31, 1996 and 1995 were:

                                   1996           1995
                                   ----           ----

               Fund A              1,861          1,907
               Fund B              1,039          1,027
               Fund C                927            964
               Fund D              1,149          1,215

                            PAUL REVERE SAVINGS PLAN

1.  DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Paul Revere, subject to certain ERISA restrictions and Plan limits, are recorded when Paul Revere makes payroll deductions from participants' wages. The total of the matching contributions (net of employee forfeitures) made by Paul Revere can be limited by the Paul Revere Board of Directors. Participant contributions included rollovers of approximately $60,726 in 1996 and $36,109 in 1995.

Paul Revere makes contributions to the Plan based on estimated contribution levels. To the extent actual contributions by the participants differ from estimated contributions, a contribution receivable or payable from/to Paul Revere will result. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Paul Revere contributions.

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Paul Revere's 50% matching contribution, and (c) the pro rata share of income.

ADMINISTRATIVE EXPENSES

Trustee fees charged to the Plan during 1996 and 1995 under administrative expenses were $40,342 and $18,585, respectively. Plan administrative expenses of $166,096 in 1996 and $101,417 in 1995 were borne by Paul Revere.

BENEFITS AND VESTING

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts, to the extent vested, shall become distributable. If the participant is deemed disabled by the Social Security Administration, he (she) will become 100% vested. Distributions of more than forty whole shares of Paul Revere Common Stock or Textron Common Stock shall be in the form of Paul Revere Common Stock or Textron Common Stock. Distributions of forty or less whole shares of Paul Revere Common Stock or Textron Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Paul Revere Common Stock or Textron Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $3,500 when the account first becomes distributable. A participant is always vested in those portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant's plan account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Paul Revere.

                            PAUL REVERE SAVINGS PLAN

Paul Revere's 50% matching contributions vest based on the length of participation in the Plan as follows:

                                                   Ownership
                  Months of Participation          Interest
               ----------------------------------------------

               24 months but less than 36 months          25%
               36 months but less than 48 months          50%
               48 months but less than 60 months          75%
               60 months or more                         100%


2.  SIGNIFICANT ACCOUNTING POLICIES

Paul Revere and Textron common stocks are valued at the New York Stock Exchange closing price on the last business day of the Plan year. The Indexed Equity Fund is valued at the redemption price established by the Fund's trustee which is generally based on the fair value of the underlying assets. Insurance contracts are valued at contract value that represents contributions made, plus accrued interest, less funds used to pay employee withdrawals and administrative expenses. The short-term investments, comprised of the BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash Fund, include pooled temporary investments and are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded as earned on an accrual basis. Dividends, interest and other distributions received by the Plan are reinvested in the Fund in which they were earned.

FAIR VALUE OF INSURANCE CONTRACTS

The fair values presented in Note 4 are estimates of the fair values of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity. See Note 4 for further information about fair values of financial instruments.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. Actual results may differ from such estimates.

                            PAUL REVERE SAVINGS PLAN

3.  UNIT VALUATION

Plan equity is reported on a unit valuation basis except for Funds A and D which are reported on a per share basis. Unit values are determined by dividing the Plan equity in each Fund by the number of Fund units outstanding.

The number of units outstanding and the values for each unit at December 31, 1996 and 1995 were:

                                        FUND B
                         -----------------------------------
                         Number of Units      Value per Unit
                         ---------------      --------------
               1996        657,482.2265           4.904299
               1995        463,028.0244          4.0149449

                                        FUND C
                         -----------------------------------
                         Number of Units      Value per Unit
                         ---------------      --------------
               1996        674,162.1310           2.424899
               1995        480,362.4732          2.2990180

4.  INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 1996 and 1995 are as follows:


                                                     1996           1995
                                                     ----           ----

     Paul Revere Common Stock*                   $26,606,483    $11,271,857
     BT Large Capitalization Equity Index*         3,274,569      1,814,559
     Textron Common Stock*                         3,633,338      1,929,825
     Guaranteed Insurance Contract:
       John Hancock Mutual Life Insurance
       Company                                     1,075,871      1,052,870

     * Indicates party-in-interest to the Plan.

Investments are at fair value, as determined by quoted market price. The Plan's investments at fair value (including investments bought, sold, and held) during 1996 and 1995 appreciated in fair value as follows:


                                                     1996           1995
                                                     ----           ----

          Paul Revere Common Stock               $10,812,482    $ 2,350,244
          Textron Common Stock                       877,563        309,802
          Indexed Equity Fund                        545,724        361,238
                                                 -----------    -----------
          Net increase in fair value             $12,235,769    $ 3,021,284
                                                 -----------    -----------
                                                 -----------    -----------

                            PAUL REVERE SAVINGS PLAN

4.  INVESTMENTS (CONTINUED)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U.S. Treasury bill interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts is approximately $1,723,022 and $1,196,281 at December 31, 1996 and 1995,
respectively. The investments in the guaranteed insurance contracts have a crediting interest rate ranging from 5.75% to 7.3% in 1996 and 1995. The average percentage yield for 1996 was approximately 6.84%. In the event that withdrawals adversely affect the face value of the contract, an adjustment to the market value would be required. The contracts are transferable.

5.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 1995 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                     1996           1995
                                                     ----           ----

Net assets available for benefits,
  per the financial statements                   $35,034,754    $16,139,173
Benefits payable                                    (700,819)      (103,903)
                                                 -----------    -----------

Net assets available for benefits,
  per the Form 5500                              $34,333,935    $16,035,270
                                                 -----------    -----------
                                                 -----------    -----------

The following is a reconciliation of benefits paid to participants, per the financial statements to the Form 5500:

Benefits paid to participants,
  per the financial statements                   $ 2,295,054    $   581,318
Add:  Amounts allocated on Form 5500
        to withdrawn participants at
        December 31, 1996                            700,819              -
      Amounts allocated on Form 5500
        to withdrawn participants
        at December 31, 1995                        (103,903)       103,903
      Amounts allocated on Form 5500
        to withdrawn participants
        at December 31, 1994                          -             (23,904)
                                                 -----------    -----------
Benefits paid to participants,
  per the Form 5500                              $ 2,891,970    $   661,317
                                                 -----------    -----------
                                                 -----------    -----------

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the period, but not yet paid.

                            PAUL REVERE SAVINGS PLAN

7.  SUBSEQUENT EVENTS

On March 27, 1997, Provident Companies, Inc. ("Provident") acquired Paul Revere pursuant to a April 29, 1996 definitive merger agreement which provided that Patriot Acquisition Corporation, a wholly owned subsidiary of Provident merge with and into Paul Revere with Paul Revere as the surviving corporation. Under the agreement, the Plan's shareholders may elect to receive a number of shares of Provident common stock and either liquidate the Provident shares to the Fixed Income Fund or hold Provident shares.

Effective March 27, 1997, Fund A was closed and participants investing in Fund A were given the option to exchange their Paul Revere shares for either Provident stock, a combination of Provident stock and cash, or all cash. If all cash is chosen, the funds were invested in Fund C. If no election was made, the funds were invested in Fund E.

Effective June 2, 1997, Fund E has been added as an Investment Option. Fund E is invested solely in Provident common stock purchased by the Trustee regularly on the open market or acquired by other means, including the exercise of conversion rights and private purchases of shares, purchases of treasury shares or previously authorized but unissued shares from Provident. The investment option of Fund E is long term capital growth.

It is Provident's intention to terminate the Plan as of December 31, 1997.
In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her separate account. It is also Provident's intention to transfer all assets of the Plan to its Moneymaker -- a Long Term 401(k) Plan and permit immediate participation by all former participants of the Paul Revere Savings Plan as of January 1, 1998.

                             SUPPLEMENTAL SCHEDULES

                            PAUL REVERE SAVINGS PLAN

                     SCHEDULE I - ASSETS HELD FOR INVESTMENT

                                DECEMBER 31, 1996

                                                             NUMBER OF             COST/
                                                             SHARES OR           CONTRACT              FAIR
                                                               UNITS               VALUE               VALUE
                                                       -------------------------------------------------------
FUND A
The Paul Revere Corporation Common Stock*                      714,268     $    14,040,142     $    26,606,483
BT Pyramid Directed Account Cash Fund*                          43,270              43,270              43,270
                                                                           -----------------------------------
Total Fund A                                                               $    14,083,412     $    26,649,753
                                                                           -----------------------------------
                                                                           -----------------------------------


FUND B
BT Large Capitalization Equity Index*                            1,925     $     2,388,716     $     3,274,569
                                                                           -----------------------------------
                                                                           -----------------------------------


FUND C
Guaranteed Insurance Contract:
  John Hancock Mutual Life Insurance Company
    matures 8/31/99; 7.30%                                   1,075,871     $     1,075,871     $     1,105,668
  New York Life Insurance Company
    matures 9/01/01; 5.75%                                     629,888             629,888             617,354
                                                                           -----------------------------------
Total Fund C                                                               $     1,705,759     $     1,723,022
                                                                           -----------------------------------
                                                                           -----------------------------------


FUND D
Textron Inc. Common Stock*                                      38,550     $     2,514,681     $     3,633,338
BT Pyramid Directed Account Cash Fund*                           3,467               3,467               3,467
                                                                           -----------------------------------
Total Fund D                                                               $     2,518,148     $     3,636,805
                                                                           -----------------------------------
                                                                           -----------------------------------

Total all funds                                                            $    20,696,035     $    35,284,149
                                                                           -----------------------------------
                                                                           -----------------------------------


* Indicates party-in-interest to the Plan.

                            PAUL REVERE SAVINGS PLAN
      SCHEDULE II - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
        OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                            CURRENT VALUE
                                                                                                            OF ASSETS ON
                                                                        PURCHASE      SELLING     COST OF    TRANSACTION   NET GAIN
     IDENTITY OF PARTY             DESCRIPTION                            PRICE        PRICE      ASSETS        DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess on 5% of average
Plan assets
------------------------------------------------------------------
**                      Purchase of 226,205 shares of The Paul
                         Revere Corporation* Common Stock,
                         in 191 transactions                            $5,968,672              $5,968,672  $5,968,672

**                      Sale of 55,159 shares of The Paul Revere
                         Corporation* Common Stock, in 24
                         transactions                                               $1,446,527     961,734                $484,793

**                      Purchase of 11,565 shares of Textron Inc. *
                         Common Stock, in 41 transactions                  960,724                 960,724     960,724

**                      Sale of 1,605 shares of Textron, Inc.*
                         Common Stock, in 14 transactions                              134,774      83,278                  51,496

Bankers Trust Company*  Purchase of 6,197,118 units of BT Pyramid
                         Directed Account Cash Fund in 217
                         transactions                                    6,197,118               6,197,118   6,197,118

                        Sale of 6,287,267 units of BT Pyramid
                         Directed Account Cash Fund in 271
                         transactions                                                6,287,267   6,287,267   6,287,267           -

                        Purchase of 657 units of BT Pyramid
                         Large Capitalization Equity Index Fund
                         in 66 transactions                                981,958                 981,958     981,958

                        Sale of 45 units of BT Pyramid Large
                         Capitalization Equity Index Fund
                         in 8 transactions                                              67,672      52,934                  14,739

                            PAUL REVERE SAVINGS PLAN
      SCHEDULE II - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
        OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                            CURRENT VALUE
                                                                                                            OF ASSETS ON
                                                                        PURCHASE      SELLING     COST OF    TRANSACTION   NET GAIN
     IDENTITY OF PARTY             DESCRIPTION                            PRICE        PRICE      ASSETS        DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess on 5% of average
Plan assets
------------------------------------------------------------------
Bankers Trust Company*  Purchase of 830,293 units of BT Pyramid
                        Discretionary Cash Fund in 73 transactions      $  830,293              $  830,293  $  830,293

                        Sale of 830,293 units of BT Pyramid
                        Discretionary Cash Fund in 62 transactions                  $  830,293     830,293                       -



*    Indicates party-in-interest to the Plan
**   Transactions made on the open market

There are no category (i), (ii) and (iv) transactions.

                            PAUL REVERE SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                FOR FISCAL YEARS ENDED DECEMBER 31, 1996 and 1995


                                  EXHIBIT INDEX


          Exhibit Number             Description                      Page
          --------------             -----------                      ----

               24         Consent of Independent Auditors          17

               25         Power of Attorney                        18